UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of September 2026

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

c/o Meitar Law Offices Abba Hillel Silver Rd.,

Ramat Gan, 5250608

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On September 3, 2026, the Nasdaq Listing Qualifications Staff notified Galmed Pharmaceuticals Ltd. (the “Company”) that it had regained compliance with the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2). The Company is now in compliance with all applicable listing standards, and its ordinary shares will continue to be listed and traded on The Nasdaq Stock Market.

The Company was previously notified by Nasdaq on January 29, 2026 that it had failed to maintain a minimum bid price of $1.00 per share for 30 consecutive trading days, as required by Nasdaq Listing Rule 5550(a)(2), and was provided until July 28, 2026 to regain compliance. The Company did not regain compliance during the initial 180-calendar-day compliance period and subsequently received an additional 180-calendar-day compliance period to cure the deficiency.

To regain compliance with the minimum bid price requirement, the Company was required to maintain a closing bid price of at least $1.00 per share for a minimum of 10 consecutive trading days. From August 20, 2026 through September 2, 2026, the closing bid price of the Company’s ordinary shares was $1.00 per share or greater for 10 consecutive trading days. As a result, the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration Nos. 333-206292, 333-227441, 333-284163 and 333-290399) and the Company’s Registration Statement on Form F-3 (Registration Nos. 333-272722 and 333-283241).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: September 8, 2026	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer